Exhibit (d)(4)

Schedule A

Funds and Sub-Advised Assets

“Sub-Advised Assets”*	“Fund”
Amplify Samsung SOFR ETF (SOF)	Amplify Samsung SOFR ETF (SOF)
Amplify Bloomberg U.S. Treasury Target High Income ETF	Amplify Bloomberg U.S. Treasury Target High Income ETF
* Where the Sub-Advised Assets is the same as the Fund, the Sub-Advisor sub-advises the entire Fund